Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna and Sberbank announce revised offer for Opel

    AURORA, ON, Canada and MOSCOW, Russia, July 21, 2009 - Magna
International Inc. ("Magna") (TSX: MG.A, NYSE: MGA) and Savings Bank of the Russian Federation ("Sberbank") (RTS: SBER, MISEX: SBER03) today announced that Magna and Sberbank have jointly submitted a revised offer to acquire a 55% interest in Adam Opel GmbH ("Opel") as part of a proposed solution that is intended to assure the long-term viability of Opel. Under the offer, the acquired 55% interest in Opel would be owned by a 50:50 Magna/Sberbank consortium ("Consortium"), with General Motors Company ("General Motors") retaining a 35% interest and Opel employees acquiring 10% as part of a new labour framework. The offer was made in response to a request by General Motors for final offers regarding Opel. The offer contemplates a total equity investment by the Consortium of Euro 500 million over time.
    General Motors is expected to review all submitted offers for Opel and determine the next steps in the sale process.
    If the offer is successful, any transaction between the Consortium and General Motors would still be subject to finalization of definitive agreements and other conditions, including government-backed financing. Therefore, there is no assurance at this time that any transaction will result from the current involvement of Magna and Sberbank.
    If the Consortium is successful in completing the acquisition, Magna will put in place appropriate "firewalls" to ensure that its current business will operate independently from Opel.

    MAGNA FORWARD-LOOKING STATEMENTS
    --------------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the potential acquisition of a significant stake in Opel; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    Magna International Inc. is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. The company's capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; power train systems; roof systems; as well as complete vehicle engineering and assembly.
    Magna has approximately 70,000 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.
    www.magna.com

    Sberbank (Savings Bank of the Russian Federation) is the largest Bank in Russia Central and Eastern Europe, with about 30% of the total assets of the Russian banking system and around 260 000 of employees. The Central Bank of the Russian Federation is the founder and the majority shareholder of Sberbank (over 60% of the voting shares), with the rest of the shares dispersed among more than 200 thousand individuals and legal entities. The Bank has the most ramified branch network in Russia: 17 Regional Head Offices, over 20 thousand branches and banking outlets, as well as subsidiaries in Kazakhstan and Ukraine. The Bank holds the General License No. 1481, issued by the Central Bank of the Russian Federation.
    www.sberbank.ru

For further information: Magna International Inc.: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer, +1 (905) 726-7100;
Sberbank: Anton Karamzin, Deputy Chairman of the Board and Chief Financial Officer, + 7 (495) 957-5721, media@sbrf.ru